SECURI 15026387 ION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65260

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Themis Trading LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Town Square, Suite 100
(No. and Street)

Chatham (City) NJ (State) 07928 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul S. Zajac 973-665-9600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road (Address) Wilton (City) CT (State) 06897 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAY 21 2015 16 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul S. Zajac, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Themis Trading LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELVIN I ALVARADO
Notary Public
State of New Jersey
My Commission Expires Aug. 28, 2019
I.D.# 2448635

Notary Public

Signature

Managing Member

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Themis Trading LLC

We have audited the accompanying statement of financial condition of Themis Trading LLC (the "Company"), and the related notes as of December 31, 2014 .

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2014, for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
February 24, 2015

THEMIS TRADING LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$ 229,767
Due from clearing broker	250,048
Commissions receivable	575,176
Office equipment at cost, net of accumulated depreciation of $90,932	19,993
Other assets	42,884
TOTAL ASSETS	$ 1,117,868

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES	
Accrued expenses and other liabilities	$ 491,616
MEMBERS' CAPITAL	626,252
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 1,117,868

The accompanying notes are an integral part of this statement.

THEMIS TRADING LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2014

1. ORGANIZATION AND NATURE OF BUSINESS

Themis Trading LLC (the "Company") was organized in the State of Delaware on February 21, 2002, The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA"), NYSE Arca, Inc., BATS Y-Exchange, Inc., BATS Z-Exchange, Inc., and The NASDAQ Stock Market LLC. In this capacity it executes agency transactions for its customers and conducts soft dollar transactions. The Company operates on a fully disclosed basis through its clearing broker, Merrill Lynch, Pierce, Fenner & Smith, Incorporated ("Merrill Lynch"). .

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company introduces its customer transactions on a fully disclosed basis to Merrill Lynch for correspondent clearing services in accordance with the terms of a clearance agreement. In connection with the agreement Merrill Lynch has agreed to perform clearing and depository operations, and the Company has agreed to indemnify Merrill Lynch for losses that it may sustain related to the Company's customers. At December 31, 2014 the receivable from clearing broker reflected on the statement of financial condition was substantially in cash.

2. SIGNIFICANT ACCOUNTING POLICIES

Security transactions with Merrill Lynch are classified as operating activities on the statement of cash flows since this is the Company's principal business.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Depreciation is charged to operations over the estimated useful lives of the assets on a straight-line basis.

3. CASH

The Company maintains cash with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Deposits with a single brokerage institution are insured up to $500,000 per customer, including up to $250,000 for cash deposits, by the Securities Investor Protection Corp. ("SIPC").

4. INCOME TAXES

The Company has elected to be recognized as an S-corporation by the Internal Revenue Service for tax purposes only. As an S-corporation, the Company is not subject to income taxes. The Company's income or loss is reportable by its shareholders on their individual tax returns.

The Financial Accounting Standards Board ("FASB") provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2014 management has determined that there are no material uncertain income tax positions.

5. SOFT DOLLAR TRANSACTIONS

Soft dollar expenses of $1,478,762 included in the statement of income primarily represent commissions paid to third parties for research services provided to the Company's customers based on pre-existing arrangements that are consistent with the guidelines set forth in Section 28(e) of the Securities Exchange Act of 1934.

At December 31, 2014 approximately $144,000 is included in other liabilities related to these soft dollar arrangements that have been accumulated, but have not been used to pay for third party services.

6. PROFIT SHARING PLAN

The Company has a profit-sharing plan covering substantially all qualified employees. Contributions to be made to the plan are determined annually by the Company's members. Contributions accrued on the statement of financial condition for the plan for the year ended December 31, 2014 are $20,000.

7. BUY/SELL AGREEMENT

Under the terms of an agreement between the Company's members and upon the death of a member, the surviving members are required to purchase the deceased member's interest in the Company. The purchase price of a membership interest is based on the value of the Company and the value of the related insurance policy, as defined in the agreement. Each of the Company's members maintains insurance policies on the lives of the other members to fund these obligations.

8. COMMITMENTS AND CONTINGENT LIABILITIES

The Company occupies space in Chatham, New Jersey under a lease expiring December 31, 2015. Future minimum lease payments pertaining to this agreement are $55,200 for the year ending December 31, 2015.

The Company had no contingent liabilities and has not been named as a defendant in any lawsuit at December 31, 2014 or during the year then ended.

9. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of December 31, 2014, the Company had not entered into any subordinated loan agreements.

10. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $563,375, which exceeded the minimum requirement of $100,000 by $463,375. The Company's ratio of aggregate indebtedness to net capital was 0.87 to 1.

12. SUBSEQUENT EVENTS

Events have been evaluated through February 24, 2014, the date that these financial statements were available to be issued and no further information is required to be disclosed.